

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2015

Via E-mail
Ms. Stacie Schuler, Chief Financial Officer
Heron Lake BioEnergy, LLC
91246 390th Avenue
Heron Lake, MN 56137-1375

> **Re:** **Heron Lake BioEnergy, LLC**
> **Form 10-K For the year ended October 31, 2014**
> **Filed January 28, 2015**
> **Definitive Proxy on Schedule 14A**
> **Filed February 27, 2015**
> **File No. 0-51825**

Dear Ms. Schuler:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Schedule 14A

Section II – Proposals To Be Voted Upon, page 2
Information Regarding Nominees, page 2

1.   In future filings please include disclosure regarding the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a governor. See Item 401(e)(1) of Regulation S-K.

Section III – Required Information, page 3
Biographical Information for Non-nominee Elected and Appointed Governors, page 3

2.   In future filings please include disclosure regarding the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a governor. See Item 401(e)(1) of Regulation S-K.

Security Ownership of Certain Beneficial Owners, page 4

3.   In future filings please disclose the address of each beneficial owner. See Item 403(a) of Regulation S-K.

Summary Compensation Table, page 9

4.   Please explain why you omitted information for Steve Christensen and Stacie Schuler. See Item 402(c) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Mindy Hooker at (202) 551-3732 if you have questions regarding comments on the financial statements and related matters. Please contact Frank Pigott at (202) 551-3570 or me at (202) 551-3768 with any other questions.

                                        Sincerely,

                                        /s/ John Cash

                                        John Cash
                                        Branch Chief